Exhibit 99.28(h)(xxv)

September 10, 2020

Mr. David W. Rossmiller
Old Westbury Funds, Inc.
760 Moore Road

King of Prussia, PA 19406

Re:	Waiver of Certain Investment Advisory Fees

Dear Mr. Rossmiller:

As you are aware, Bessemer Investment Management LLC (“BIM”) serves as the investment adviser to the Old Westbury Credit Income Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an investment advisory agreement (the “Agreement”). Under the Agreement, the Fund has agreed to pay BIM the following fees for providing investment advisory services to the Fund (the “Investment Advisory Fees”):

	First $500 million of average net assets	Second $500 million to $1 billion of average net assets	Average net assets exceeding
			$1 billion
Credit Income Fund	0.65%	0.60%	0.55%

Effective October 1, 2020, BIM hereby commits to waive a portion of the Investment Advisory Fees it is entitled to receive from the Fund to the extent necessary to maintain the net operating expense ratio, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short, acquired fund fees and expenses and after the application of any other waivers of expenses of the Credit Income Fund at 0.85%.

This agreement will remain in effect until October 31, 2021.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Holly MacDonald
Name:	Holly M. MacDonald
Title:	President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name:	David W. Rossmiller
Title:	President & CEO